Exhibit 99.1



FDA Approves Alcon's AcrySof® IQ ReSTOR® + 3.0 D Intraocular Lens
New lens corrects for cataracts with presbyopia

HUENENBERG, Switzerland – December 23, 2008 – Alcon, Inc. (NYSE: ACL), the world's leader in eye care and cataract surgery announced that the U.S. Food and Drug Administration (FDA) approved its +3.0 diopter add power AcrySof® IQ ReSTOR® IOL. This new lens, which was introduced in many major markets outside the United States earlier this year, is now approved in the U.S. for cataract surgery in patients with presbyopia. This lens is another technology advancement for the AcrySof® IQ ReSTOR® platform, which has been the number one choice of surgeons to correct presbyopia in cataract patients since it was introduced in 2005.

"The introduction of this lens allows me to deliver a full range of quality vision for my patients' needs, lifestyles and personal preferences. In my experience, the AcrySof® IQ ReSTOR® +3.0 D add IOL gives my patients a more comfortable reading distance, improved intermediate vision for tasks such as computer work and excellent distance vision," said study investigator, Kerry Solomon, M.D., Professor of Ophthalmology, Medical University of South Carolina and Medical Director at the Storm Eye Institute. "In addition, the lens does so with the same accurate and predictable outcomes I have come to expect from the AcrySof® IQ lens platform."

The US clinical trials included a three-month follow-up exam of near, intermediate and distance visual acuities. The percentage of patients who achieved 20/20 or better at all three distances with the AcrySof® IQ ReSTOR® +3.0 D was nearly fourfold the rate of patients who received the control lens, AcrySof® IQ ReSTOR® +4.0 D. The clinical studies also showed a high rate of patient satisfaction with over 95 percent of patients stating that they would have this lens implanted again.

"Advanced technology IOLs that correct for presbyopia and astigmatism are the fastest growing IOL segment of cataract surgery. The addition of this new lens meets a growing desire on the part of cataract patients for spectacle independence after cataract surgery. With the availability of the AcrySof® IQ ReSTOR®+3.0 D lens, surgeons can deliver true performance at all distances for their cataract patients," said Kevin Buehler, senior vice president, global markets and chief marketing officer.

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About AcrySof® Intraocular Lenses

Alcon's AcrySof® intraocular lenses are the most frequently implanted lenses in the world, with more than 35 million implants since their introduction in the early 1990s. Alcon's AcrySof® IOLs offer cataract patients a variety of benefits that give cataract patients a full range of quality vision. The AcrySof® IQ, AcrySof® Toric and AcrySof® IQ ReSTOR® IOLs are part of Alcon's AcrySof® product portfolio. Since the introduction of the Acrysof® ReSTOR® platform, Alcon has accounted for more than half of all presbyopia correcting lenses implanted. For more information visit www.acrysofrestor.com.

About Cataract Surgery

A cataract is a "clouding" of the eye's natural lens, which results in blurred or defocused vision. IOLs are implanted during cataract surgery to replace the patient's natural lens that has been removed during surgery. Cataracts cannot be prevented and are the leading cause of treatable blindness worldwide. For more information visit www.cataractsurgery.com.

About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. For more information visit www.alcon.com.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Media Inquiries	*Investor Inquiries*
Holly Clark	Doug MacHatton
800-631-0962	800-400-8599
holly.clark@alconlabs.com	doug.machatton@alconlabs.com

www.alcon.com